

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 2, 2024

Tan Hock Chye
Chief Financial Officer
SEATech Ventures Corp.
11-05 & 11-06, Tower A , Avenue 3 Vertical Business Suite
Jalan Kerinchi, Bangsar South, 59200
Kuala Lumpur, Malaysia

> **Re: SEATech Ventures Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Form 8-K filed November 2, 2023**
> **File No. 333-230479**

Dear Tan Hock Chye:

We have reviewed your December 26, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 14, 2023 letter.

Response to Comments on Form 10-K for the Year Ended December 31, 2022 dated December 26, 2023

Form 8-K filed November 2, 2023
Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

1.   Please file a response to our previous comment 3.

Please contact Amy Geddes at 202-551-3304 or Stephen Kim at 202-551-3291 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services